UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of September 2025

Commission file number: 001-41482

Jeffs’ Brands Ltd

(Translation of registrant’s name into English)

7 Mezada St.
Bnei Brak, Israel 5126112
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

CONTENTS

Proxy Materials for the Annual General Meeting

Attached hereto and incorporated by reference herein are copies of the following documents that are being distributed by the board of directors of Jeffs’ Brands Ltd (the “Company”) to the Company’s shareholders in connection with the Annual General Meeting of Shareholders of the Company (the “Meeting”), which is scheduled to be held at 3:00 p.m. (Israel time) on Wednesday, October 15, 2025 at the Company’s offices, which are located at 7 Mezada St. Bnei Brak, 5126112 Israel.

(i)	Notice and Proxy Statement, each dated September 10, 2025, describing the proposals to be presented at, and logistical information related to, the Meeting (Exhibit 99.1); and

(ii)	Proxy Card for use by the Company’s shareholders for voting on the proposals to be presented at the Meeting (Exhibit 99.2).

Only shareholders of record who hold ordinary shares, no par value, of the Company at the close of business on Monday, September 15, 2025, will be entitled to notice of and to vote at the Meeting and any postponements or adjournments thereof.

This Report of Foreign Private Issuer on Form 6-K is incorporated by reference into the Company’s Registration Statements on Form F-3 (File No. 333-277188, File No. 333-262835, File No. 333-283848, File No. 333-283904, File No. 333-285030 and File No. 333-287341) and Registration Statements on Form S-8 (File No. 333-269119 and File No. 333-280459) to be a part thereof from the date on which this Form 6-K is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.
99.1	Notice and Proxy Statement for the Annual General Meeting of Shareholders of Jeffs’ Brands Ltd, each dated September 10, 2025.
99.2	Proxy Card for use in connection with the Annual General Meeting of Shareholders of Jeffs’ Brands Ltd.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Jeffs’ Brands Ltd

Date: September 10, 2025	By:	/s/ Ronen Zalayet
Ronen Zalayet
Chief Financial Officer

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